As filed with the Securities and Exchange Commission on May 2,
1995

                                             File No. 33-
================================================================

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                      ________________________________

                                  FORM S-2

                           REGISTRATION STATEMENT

                                    UNDER

                         THE SECURITIES ACT OF 1933

               ______________________________________________

PAGE AMERICA GROUP, INC.
(Exact name of registrant as specified in its charter)

        New York                              13-2865787
(State or other jurisdiction              (I.R.S. Employer
of incorporation or                     Identification No.)
organization)

125 State Street
Suite 100
Hackensack, New Jersey  07601
(201) 342-6676
(Address, including zip code, and
telephone number, including area code,
of registrant's principal executive offices)

MARTIN H. NEIDELL, ESQ.
STROOCK & STROOCK & LAVAN
7 Hanover Square
New York, New York 10004-2594
(212) 806-5836
                   (Name, Address, including zip code, and
telephone number, including area code, of Agent For Service)

    Approximate date of commencement of the proposed sale of the securities to the public:
From time to time after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, check the
following box.    [X]



    If the registrant elects to deliver its latest annual report to security holders, or a
complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this form, check the
following box.    [ ]

               ______________________________________________

CALCULATION OF REGISTRATION FEE

Title of
Each Class of
Securities to    Amount to be        Proposed Miximum Offering      Proposed Maximum Aggregate    Amount of Registration
be Registered    Registered          Price Per Unit(1)               Offering  Price(1)           Fee
Common Stock,
$.10 par value    435,903(2)          $  2.75                          $  1,198,733                $ 414

(1)   Estimated solely for the purpose of calculating the registration fee in accordance with
      Rule 457(c).

(2)   Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus which constitutes part of this Registration Statement also relates to the following securities of
      Registrant registered on Form S-2, Registration No. 33-78298:  1,978,190 shares of
      Common Stock, 286,361 shares of Series One Convertible Preferred Stock, 1,205,556
      Warrants, 1,503,252 shares of Common Stock underlying warrants and Common Stock issuable upon conversion of Series One Convertible Preferred Stock.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Cross Reference Sheet between Items of
Form S-2 and Form of Prospectus

                   (Pursuant to the Securities Act of 1933)

Form S-2 Item                                  Prospectus Heading
1.Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus . . . . . . . . . . .         Outside Front Cover Page

2.Inside Front and Outside Back Cover
      Pages of Prospectus. . . . . . .          Inside Front Cover Page and Outside Back
                                                Cover Page

3.Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges        "Investment Considerations"; "Earnings/(Loss)
                                                 to Combined Fixed Charges and Preferred Stock Dividends."

4.Use of Proceeds. .                             "Use of Proceeds."

5.Determination of Offering Price                 Not Applicable

6.Dilution                                        Not Applicable

7.Selling Security Holders                        "Selling Security Holders."

8.Plan of Distribution                            Outside and Inside Front Cover Pages;
                                                  "Securities Covered by This Prospectus and
                                                   Plan of Distribution."

9.Description of Securities to be
  Registered . . . . . . . . . . .                 "Securities Covered by This Prospectus and
                                                    Plan of Distribution"; "Description of
                                                    Capital Stock and Warrants."

10.Interests of Named Experts and Counsel           "Legal Opinion"; "Experts."

11.Information with Respect to the
      Registrant . . . . . . . . . . .                Outside Front Cover Page; "Available
                                                        Information"; "Additional Information";
                                                       "Incorporation of Certain Documents by
                                                        Reference"; "The Company."

12.Incorporation of Certain Information by
      Reference. . . . . . . . . . . .                 "Incorporation of Certain Documents by Reference."

13.Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities. . . . . . . . . . .                   Not Applicable

            Subject to Completion, Dated May 2, 1995

Prospectus


2,414,093 Shares of Common Stock
286,361 Shares of Series One Convertible Preferred Stock
1,205,556 Warrants


PAGE AMERICA GROUP, INC.


       This Prospectus relates to the offer and sale from time to time (the "Offering") of the following securities of Page America Group, Inc. ("Page America" or the "Company") by certain security holders of the
Company (the "Selling Security Holders"): 2,414,093 shares of Common Stock (the "Common Stock");
286,361 shares of Series One Convertible Preferred Stock (the "Series One Preferred Stock"); warrants to purchase 1,205,556 shares of Common Stock (the "2003 Warrants"); and shares of Common Stock issuable upon conversion of the Series One Preferred Stock (the "Conversion Shares") or exercise of the 2003
Warrants and certain other warrants not being offered under this Prospectus (the "Other Warrants")
(collectively, the "Securities").   Substantially all the
Securities were acquired by the Selling Security Holders in connection with the Company's acquisition of substantially all the radio paging assets and business of CRICO Communications Corporation (the "CRICO Acquisition") and the private financing thereof, all of which occurred in 1993.

       All the Securities offered hereby are being sold by the Selling Security Holders. The Company will not receive any proceeds from sales of the Securities by the Selling Security Holders. The Company has agreed to bear all expenses (other than selling expenses) in connection with the registration of the Securities and to indemnify the Selling Security Holders against certain liabilities including liabilities under the
Securities Act of 1933.

       The Selling Security Holders have advised Page America that sales of the Securities may be made from time to time by or for the account of the Selling Security Holders in ordinary transactions to or through one or more brokers or dealers in the American Stock Exchange or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. In connection with such sales, the Selling Security Holders and any brokers participating in such sales may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. See "Securities Covered By This Prospectus and Plan of Distribution." There can be no assurance that any of the Securities will be sold by the Selling Security Holders.


THE SECURITIES OFFERED HEREBY INVOLVE A SIGNIFICANT DEGREE OF
RISK.
SEE "INVESTMENT CONSIDERATIONS."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Prospectus is May   , 1995.

                           AVAILABLE INFORMATION

       Page America is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith Page America files reports, proxy statements and other information with the Securities and Exchange
Commission (the "Commission").  Such
reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Suite 1400, Northwest Atrium Center, 500 West Madison Street,
Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street,
N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, 86 Trinity
Place, New York, New York 10006, on which exchange the Company's Common Stock is listed.

                     ADDITIONAL INFORMATION

       Page America has filed with the Commission a Registration Statement on Form S-2 (the
"Registration Statement") with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Page America and the Securities offered hereby, reference is made to the Registration Statement and the exhibits filed therewith. The omitted information may be obtained from the Commission's principal office in Washington,
D.C., upon payment of the fees prescribed by the Commission.
Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following document which has been filed by Page
America with the Commission pursuant
to the Exchange Act is incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

       1.   Annual Report on Form 10-K for the year ended
December 31, 1994, as amended by Form 10-K/A.


       Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement. The Company is delivering with this Prospectus a copy of its Annual Report on Form 10-K for the year ended December 31, 1994.

       Page America will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference. Such requests, in writing or by telephone, should be directed to Ofelia Roman, Shareholder
Relations, Page America Group, Inc., 125 State Street,
Hackensack, New Jersey 07601. Page America's telephone number is (201) 342-6676.

       No person or dealer, salesperson or other individual is authorized to give any information or to make any representation not contained in this Prospectus about the Company, the offering made hereby or any other matter and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale of the Securities offered hereby shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


THE COMPANY

       Page America provides paging, messaging and information products and services in the New
York and Chicago metropolitan area markets and in Southeastern Florida and Northern California through networks which it owns and operates as a radio common carrier ("RCC") under licenses from the Federal
Communications Commission ("FCC"). As of December 31, 1994, the Company was the 13th largest RCC in the United States, providing paging services through 20 offices in ten states to approximately 311,000 pagers in geographic areas encompassing a total population of 38 million people. The Company believes that, measured by the number of pagers in service, it is among the largest providers of paging services in the New
York and Chicago metropolitan areas and in the Florida market.

       The Company's strategy is to concentrate its operations in major metropolitan markets in which it can achieve both critical mass and a substantial market share position, allowing it to maximize growth.
The Company targets specific user segments and, through its broad distribution capabilities, markets and delivers its comprehensive package of paging and value-added messaging services to each particular segment.
The Company has secured licenses for multiple channels in each of its markets and has developed, and continues to develop, networks which can support significant future growth in paging units as well as value-added messaging and information services. The Company emphasizes customer ownership of pagers, as compared to leasing of pagers, which significantly reduces the Company's capital costs. At March 1, 1995, approximately 69 percent of the Company's units in service were customer owned.

       The number of pagers served by the Company has increased over 385 percent since April 1, 1989, from 64,000 to 311,000 pagers at December 31, 1994. The
Company's total revenues have increased
from $10.3 million in fiscal year 1989 to $37.3 million in fiscal year 1994. In February 1995, the Company entered into an agreement to sell its California and Florida paging assets for a cash purchase price of $22,370,000, subject to certain adjustments. Completion of this transaction is subject to the satisfaction of conditions normally contained in these types of transactions, including FCC approval.

       Page America was incorporated in 1976 under the laws of the State of New York. The
Company's principal executive offices are located at 125 State
Street, Hackensack, New Jersey 07601, and its telephone number is (201) 342-6676. Unless the context indicates otherwise, the terms "Company" and "Page
America" as used herein refer to Page America Group, Inc. and its subsidiaries.


INVESTMENT CONSIDERATIONS

       Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

       1. History of Losses; Accumulated Deficit. Since its inception, the Company has not been profitable. For the fiscal year ended December 31, 1994, the Company incurred a net loss of $7 million.
There can be no assurance that the Company will be profitable in the future. As of December 31, 1994, the Company had an accumulated deficit of $79 million.

       2. Indebtedness, Liquidity and Access to Capital. In connection with its growth, the Company has incurred significant amounts of indebtedness. As of December 31, 1994, the Company had long-term debt of $58 million, including $45 million outstanding under a senior secured credit facility (the "Credit
Facility") and $13 million principal amount outstanding under subordinated promissory notes (the "Subordinated Notes").

       3.  Deficiency in Working Capital; Limitation on
Purchases of Pagers. Historically, the Company has experienced a deficiency in its working capital. At
December 31, 1994, the Company had a working capital deficiency of $9.5 million. In order to conserve capital, pager purchases are limited by management of the Company to an amount necessary to maintain its subscriber base.

       4. Effect of Competition and Technological Advances. The Company faces competition in the geographic areas in which it operates. Some of the Company's competitors possess greater financial and other resources than the Company. In addition, technological advances in the telecommunications industry may result in the availability of alternative services or products that could compete with the paging services currently provided by the Company and its competitors. There can be no assurance that the Company would not be adversely affected in the event of such technological change.

       5. Governmental Regulation of the Company's Operations. The Company's paging operations are subject to regulation by the FCC and various state regulatory agencies. There can be no assurance that either the FCC or state agencies will not adopt regulations, authorize new competitive services or take other actions that would materially adversely affect the results of operations of the Company. Changes in regulation of the Company's paging business or the allocation of radio spectrum for services that compete with the Company's business could adversely affect the Company's future results of operations.

       6. Rights of Holders of Preferred Stock to Elect Directors; Change in Control Consequences.
Holders of a majority of Series One Preferred Stock, as a class, have the right to elect two directors of the Company. In addition, if any dividend payments are not made to the holders of shares of Series One
Preferred Stock, the dividend rate will increase to 15% per annum and the holders of a majority of Series
One Preferred Stock will be entitled to elect an additional director of the Company. If a change in control of the Company occurs, the holders of Series One Preferred Stock have the right to cause the Company to repurchase such stock at its liquidation value, plus accrued dividends. Bariston Paging Partners, L.P. holds a majority of the Series One Preferred Stock. See "Description of Capital Stock and Warrants."

       7. Restrictions on Payment of Dividends; Liquidation Preferences. The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company may not pay any cash dividends on Common Stock while accrued dividends on its outstanding Preferred Stock remain unpaid. In addition, the Company is restricted in its ability to pay dividends on both its Common Stock and Preferred Stock under the Credit Facility and the Subordinated Notes. Series One Preferred Stock has a preference over the Common Stock in the event of a liquidation of the Company. See "Description of Capital Stock and Warrants."

       8. Loss of Chief Executive Officer. The Company's success depends upon its ability to attract and retain skilled managers and key personnel, including its Chairman of the Board and Chief Executive
Officer, Steven L. Sinn. Loss of the services of Mr. Sinn might have an adverse effect on the operation of the Company. The Company does not have an employment agreement with Mr. Sinn nor does the Company maintain any key-man life insurance on Mr. Sinn.

       9. No Prior Public Market. Prior to this Offering, there has been no public market for the Series One Preferred Stock or the 2003 Warrants and there is no assurance that an active public market will develop or if developed that it will continue. In the absence of an active public trading market, an investor may be unable to liquidate his investment.

EARNINGS/(LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS

       Earnings are inadequate to cover combined fixed charges and preferred stock dividends.
Additional earnings of $5,576,000, $5,557,000, $8,480,000,
$9,812,000 and $10,051,000 for the year ended
March 31, 1991, the nine months ended December 31, 1991 and the years ended December 31, 1992, 1993 and 1994, respectively, would be needed to cover the earnings deficiency.

USE OF PROCEEDS

       The Company will not receive any proceeds from sales of the Securities by the Selling Security
Holders and will bear all expenses of the Offering. If any of the Other Warrants or 2003 Warrants are exercised, the proceeds received from such exercise will become part of the Company's working capital.


SECURITIES COVERED BY THIS PROSPECTUS AND PLAN OF DISTRIBUTION

       All of the Securities being offered hereby are owned by certain security holders of the Company
(the "Selling Security Holders"). The Securities may be offered for sale by the Selling Security Holders from time to time in transactions (which may include block transactions) in the American Stock Exchange or the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Security Holders may effect such transactions by selling to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of such securities for whom such broker-dealers may act as agent or to whom they sell as principal or both. The Company has agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the
Securities Act of 1933.  See "Selling Security Holders."

       Each share of Series One Preferred Stock is convertible into 22.22 shares of Common Stock.
Each 2003 Warrant is immediately exercisable and represents the right to purchase one share of Common
Stock at a purchase price of $3.50 per share until December 31, 2003. The exercise price of the 2003
Warrants and the number of shares of Common Stock issuable upon the conversion or exercise of each share of Series One Preferred Stock and 2003 Warrants are subject to anti-dilution adjustment in the case of stock dividends, stock splits, mergers, acquisitions, recapitalizations, issuances of stock below the exercise or conversion price and similar events. See "Description of Capital Stock and Warrants."

       When acquiring the Securities, these Selling Security Holders represented that they were acquiring their Securities for investment and not for distribution thereof in violation of the Securities Act, and agreed that they would not sell, transfer or otherwise dispose of their Securities except under certain conditions including a distribution or sale pursuant to a registration statement declared effective by the
Securities and Exchange Commission.   See "Selling Security
Holders."


                                      SELLING SECURITY HOLDERS

The following table sets forth information as of April 15, 1995 with respect to the Selling Security Holders for whose accounts shares of Common Stock, Series One Preferred Stock and Warrants are being offered pursuant to this Prospectus.  All fractional shares of Common Stock issuable upon conversion of the Series One
Preferred Stock have been rounded down and will be paid in cash upon conversion.

                                                                                                           Ownership After Sale
                                                            Series One                                      Assuming Owners Were
                                                            Convertible     Common Stock    Common Stock    to Elect to Sell All
Name of Selling     Common Stock        Warrents          Preferred       Issuable Upon   Issuable Upon     Such Shares and

    Security Holder     Number of           Number of         Number of       Exercise of   Conversion of   Warrants Offered
                      Shares Offered     Warrants Offered   Shares Offered  Warrants        Preferred Stock    Hereby
                                                                                                           Number of        Percent

                                                                                                         Shares Owned        Owned
Rebecca G. Ames Trust                                         189                             4,199          0                0

Arent, Fox, Kinter
Plotkin & Kohn           52,000                                                                              0                0

BHI Associates VI,
L.P.                                                                          125,963(1)                     0(1)             0(1)

Bariston Paging
Partners, L.P.                                                 156,242                         3,471,697      0               0

Bariston Associates                                              2,254         41,733(1)         50,083       0(1)            0(1)

David Barry, IRA                                                  378                             8,399       0               0

Coleman Benedict                                                  628                            13,954       0               0

Howard R. Berlin                                                  626                            13,909       0               0

Bergman Horowitz &
Reynolds, PC                                                     312                              6,932       0               0

Murray B. Berry                                                1,271                             28,241       0               0

James J. Burke                                                 1,271                             28,241       0               0

Randall W. Byrnes                                               942                              20,931       0               0

Norma J. Cowen IRA                                              313                               6,954       0               0

Stephen and Lois Coit                                           315                               6,999        0              0
Clarion Capital                                               5,000                             111,100        0              0

CRI, Inc.                                                                 86,667(3)                            0              0

Gary B. Davis                                                 2,542                              56,483        0               0

Delaware State
Employee Retirement
Fund                                                          5,000                             111,100        0               0

Stewart R. Dudley                                               313                              6,954         0               0

Martin M. Ehrlich                                               313                              6,954         0               0

Family Ventures V,
L.P.                                                            953                             21,175         0               0

First Bank National
Association                       364,165                                                                      0               0

John L. Gardner, Jr.
Trust                                                           189                              4,199         0               0

Joseph E. Gibbs                                               1,271                             28,241         0               0

Carl Giffin                                                     317                              7,043         0               0

Daljit K. Gill, M.D.                                            314                              6,977         0               0

Peter L. Goedecke                                               314                              6,977         0               0

Griffith R. Harsh, III                                          314                              6,977         0               0

David M. Helpern                                              1,261                             28,019         0               0

Walter R. Hess                                                  468                             10,398         0               0

Lee H. Idleman                                                  626                             13,909         0               0

Julian & Eunice Cohen
Investment, L.P.                                              1,261                             28,019         0               0

Lawrence and Suellen
Kadis                                                           502                             11,154         0               0

Michael Kadis IRA                                             1,339                             29,752         0               0

Kenneth M. Kahn                                                 125                              2,777         0               0

Richard I. Karash                                               250                              5,555         0               0

Michael M. Kassen                                               942                             20,931         0               0

Charles W. Kemp, Jr.                                            946                             21,020         0               0

Robert Ladd                                                     250                              5,555         0               0

Marine Midland Bank,
N.A.                     487,968                                                                               0               0

Motorola, Inc.           243,408                                                                               0               0

John V. McManmon                                                187                              4,155         0               0

Hobart A. McWhorter,
Jr.                                                            635                              14,109        0                0

Mirza Mehdl                                                  1,256                              27,908        0                0

Martin E. Messinger                                          1,251                              27,797        0                0

Kenneth Musen                                                  313                              6,954         0                0

MHF Fund I                                                                                    153,100         0                0

Theodore A. Oatis                                             313                               6,954         0                0

Daniel P. Paduano                                             625                              13,887         0                0

Premier Venture
Capital Corporation      14,167(2)                         4,640                             102,212          0                0

Foley, Revy Investment
Co., Inc.
 Account: First
 Interstate Bank
 of Oregon as
 Agent for Oregon
 Equity Fund                                             20,000                             444,400            0              0

Roger T. Servison                                           942                              20,931            0              0

Barbara I. Shook                                          2,542                              56,483            0              0

Michael Simmons                                             803                              17,842            0              0

William M. Spencer,
III                                                       1,271                              28,241        3,750             *

Eleanor Moore Sterne                                        628                              13,954            0             0

Sandler Mezzanine
Foreign Partners, L.P.                    57,422          2,590         57,422               57,549            0             0

Sandler Mezzanine
 Partners, L.P.                         267,200          12,020        267,200              267,084            0             0

Sandler Mezzanine
 T-E Partners, L.P.                     119,823           5,390        119,823              119,765            0             0

Martin C. Schwartzberg                                                 43,333(3)                               0              0

T. Rowe Price High
Yield Fund, Inc.          500,000      711,111          20,000        711,111               444,400            0              0

T. Rowe Price
Strategic Partners
Fund, L.P.              160,428(2)     15,200            5,642        15,200                125,365           0              0

T. Rowe Price
Strategic Partners
Fund II, L.P.          367,295(2)      34,800           12,918        34,800                287,037           0              0

Union Bank            224,662                                                                                 0              0

Alicia H. Urban                                           312                                6,932            0              0

Mark J. Waltch                                          1,271                               28,241            0              0

Stephen R. Weiner                                       1,261                               28,019            0              0

______________

*    Less than 1%.
(1)  Consists of shares issuable upon exercise of warrants previously issued to the holders at an exercise price of $5.03 per share.
(2)  Includes shares of Common Stock issued to the holders in connection with the sale of Series B Preferred Stock and/or
Subordinated Notes in 1992.
(3)  Consists of shares issuable upon exercise of warrants acquired in connection with the CRICO Acquisition at an exercise price of
$5.00 per share.


     All of the Securities (except as described in the footnotes to the above chart) covered by this Prospectus are being offered by or for the account of the persons who acquired them in connection with the CRICO Acquisition and financing thereof. The Securities being offered hereby are, to the best of the Company's knowledge, still owned by the Selling Security Holders. The Company has agreed to prepare and file a registration statement registering the resale of the Securities offered hereby by the Selling Security
Holders and to use its best reasonable efforts to have such registration statement declared effective and to maintain a current prospectus with respect to such Securities until December 31, 1996.

     With respect to certain relationships between certain of the Selling Security Holders and the Company, reference is made to Item 13 of the Company's Annual
Report on Form 10-K for the year ended
December 31, 1994 which accompanies this Prospectus and is incorporated herein by reference.

     Certain of the Selling Security Holders, their associates and affiliates may from time to time be customers of, engage in transactions with, and/or perform services for, the Company in the ordinary business.

     The Selling Security Holders may be deemed to be underwriters under the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

Common Stock

     The Company is authorized to issue up to 100,000,000 shares of Common Stock, par value $.10 per share, of which at February 28, 1995, 7,593,764 shares of Common Stock were issued and outstanding.
Subject to the rights of the holders of any series of Preferred Stock, holders of the Common Stock of the Company are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor.
Upon liquidation, dissolution or winding-up of the Company, after payment of creditors and the holders of any senior securities of the Company, including
Preferred Stock, the assets of the Company will be divided pro rata on a per share basis among the holders of the shares of Common Stock. The Common Stock is not subject to any liability for further assessments.
There are no conversion or redemption privileges nor any sinking fund provisions with respect to the Common Stock, and the Common Stock is not subject to call. The holders of Common Stock do not have any preemptive or other subscription rights.

     Holders of Common Stock are entitled to cast one vote for each share held at all shareholders' meetings for all purposes, including the election of directors.
The Common Stock does not have cumulative voting rights.

Preferred Stock

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $.01 per share. The Preferred Stock may be issued by the Company's Board of Directors from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking provisions, if any) and liquidation preferences of any series of Preferred Stock and to fix the number of shares of any such series without any further vote or action by the shareholders. The Company currently has outstanding 286,361 shares of Series One Preferred Stock.

     The Company may not declare or pay any dividends on its Common Stock or make, directly or indirectly, any payment on the account of the redemption, purchase or other acquisition of such stock unless all cumulative dividends on the Company's outstanding Preferred
Stock shall have been paid in full.

     Series One Preferred Stock

     On December 30, 1993, the Company issued an aggregate of 305,768 shares of Series One Preferred
Stock, convertible into an aggregate of 6,794,164 shares of Common Stock in connection with the financing of the CRICO Acquisition. Holders of the Series One Preferred Stock are entitled to vote the number of votes that they would be entitled to vote if their shares of Series One Preferred Stock were converted into shares of Common Stock. Holders of a majority of the Series One Preferred Stock, as a class, are entitled to elect two representatives to the Board of Directors.

     Each share of Series One Preferred Stock has a 10% dividend, payable semi-annually in arrears, and is convertible into Common Stock at an initial price of $4.50 per share (the "Series One Conversion Price"), subject to certain anti-dilution provisions. Payment of dividends may be made in cash or in Common Stock of the Company registered under the Securities Act of 1933. Any dividend payments not made will accrue at the 10% annual rate. Any dividend payments not made when permitted under the Credit Facility and the Subordinated Notes will result in, among other things, an increase in the dividend rate to 15% per annum and entitle holders of a majority of Series One Preferred Stock to elect an additional representative to the Board of Directors of the Company. Upon conversion of Series One Preferred Stock, the Company will have the option to pay accrued dividends by issuing additional shares of its Common Stock. Holders of the Series One Preferred Stock will be entitled to a preference in liquidation ahead of holders of the Common
Stock of $100 per share of Series One Preferred Stock plus any accrued but unpaid dividends.

     The Company may redeem the Series One Preferred Stock if the average closing price of the Common Stock for both the preceding 60 day and 5 day periods has equalled or exceeded 150% of the Series One Conversion Price. After December 31, 2000, the Series One Preferred Stock may be redeemed at par, plus accrued dividends. If the Company calls the Series One Preferred Stock for redemption, holders thereof will have a 30 day period to convert to shares of Common Stock or have their shares of Series One
Preferred Stock redeemed. Upon any redemption, accrued dividends must be paid by the Company in cash.


2003 Warrants

     Also in connection with the financing of the CRICO Acquisition, the Company issued an aggregate of 1,205,556 2003 Warrants. Each of the 2003 Warrants offered hereby is in registered form and entitles the holder thereof to purchase, at any time and from time to time, one share of Common Stock of the Company at a price of $3.50 per share until December 31, 2003. Thereafter, any 2003 Warrants which have not been exercised will expire and be void. The Company may accelerate the expiration of the Warrants at any time after December 31, 1996, upon 30 days written notice (the "Notice Date") to the holders thereof (the "2003 Warrantholders"), if the average closing price for shares of the Common Stock for both the 60 day and the 5 day periods preceding the Notice Date was equal to or greater than 150% of the 2003 Warrant Exercise
Price.

     The 2003 Warrantholders will be entitled to anti-dilution protection for stock splits and similar events and weighted average anti-dilution protection (except for shares issued in connection with acquisitions and shareholder approved management stock plans). If a change of control of the Company occurs at less than a 25% premium over the exercise price, the 2003 Warrantholders will have the right to cause the Company to pay to them the difference between the exercise price and 125% of the exercise price; provided, however, they must exercise the 2003 Warrants.

LEGAL OPINION

     The validity of the Securities offered hereby will be passed upon for Page America by Stroock &
Stroock & Lavan, Seven Hanover Square, New York, New York 10004.

Martin H. Neidell, a member of the
firm, is Secretary of Page America.


EXPERTS

     The consolidated financial statements and the related financial statement schedule of Page America
Group, Inc. appearing in Page America Group, Inc.'s Annual Report (Form 10-K) for the year ended
December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and related financial statement schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     SEC registration fee . . . . . . .          $    414

     Blue Sky fees and expenses . . . .             5,000
     Printing and engraving expenses. .             5,000
     Accountants' fees and expenses . .            10,000
     Legal fees and expense . . . . . .            10,000
     Miscellaneous. . . . . . . . . . .               586

          Total . . . . . . . . . . . .         $  31,000


Item 15.  Indemnification of Directors and Officers.

     The By-Laws and the Certificate of Incorporation of the Registrant require the Registrant to indemnify each of its past, present and future directors, officers and employees to the fullest extent permitted by law for any and all costs and expenses resulting from or relating to any suit or claim arising out of his service to the Registrant or to other organizations at the Registrant's request.

     Sections 721 through 726 of the New York Business Corporation Law (the "BCL") provide for indemnification of directors and officers. If a director or officer is successful on the merits or otherwise in a legal proceeding, he must be indemnified to the extent he was successful. Further, indemnification is permitted in both third-party and certain derivative suits if such director or officer acted in good faith and for a purpose he reasonably believed was in the best interest of the Registrant, and if, in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Indemnification under this provision applies to judgments, fines, amounts paid in settlement and reasonable expenses, in the case of third party actions, and amounts paid in settlement and reasonable expenses, in the case of derivative actions. In a derivative action, however, a director or officer may not be indemnified for amounts paid to settle such a suit or for any claim, issue or matters as to which such person shall have been adjudged liable to the Registrant absent a court determination that the person is fairly and reasonably entitled to indemnity.
Notwithstanding the failure of the Registrant to provide indemnification and despite any contrary resolution of the board or shareholders, indemnification shall be awarded by the proper court pursuant to Section 724 of the BCL. Under New York law, expenses may be advanced upon receipt of an undertaking by or on behalf of the director or officer to repay the amounts in the event the recipient is ultimately found not to be entitled to indemnification. The advance is conditioned only upon receipt of the undertaking and not upon a finding that the officer or director has met the applicable indemnity standards.

     The Registrant maintains directors' and officers' liability insurance to cover its officers and directors against certain liabilities they may incur when acting in their capacity as directors or officers.

Item 16.  Exhibits.

Exhibit

 5.  Opinion of Stroock & Stroock & Lavan as to legality of the
Securities.

10.1 Employment Agreement, dated as of March 1, 1995, between the
Registrant and Kathleen Parramore.  Incorporated by reference to
Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 ("1994 10-K").

10.2 Asset Acquisition Agreement dated as of September 27, 1993, as amended, by and among Page America Group, Inc., Crico
Communications Corporation and the stockholders thereof.
Incorporated by reference to Exhibit 2(a) to Current Report on Form 8-K dated January 14, 1994.

10.3 Credit Agreement dated as of December 30, 1993 by and among Page America Group, Inc., its subsidiaries and NationsBank of Texas, N.A., Canadian Imperial Bank of Commerce, Fleet National Bank and State Street Bank and Trust Company. Incorporated by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 ("1993 10-
K").

10.4 Subordinated Promissory Note, Preferred Stock, Common Stock and Warrant Purchase Agreement dated as of December 30, 1993, by and among Page America Group, Inc., its subsidiaries and various purchasers parties thereto. Incorporated by reference to Exhibit 10.4 to 1993 10-K.

10.5 Second Amended and Restated Registration Rights Agreement dated as of December 30, 1993. Incorporated by reference to
Exhibit 10.5 to 1993 10-K.

10.6 Subordinated Promissory Note Registration Rights Agreement dated as of December 30, 1993. Incorporated by reference to
Exhibit 10.6 to 1993 10-K.

10.7 Series One Convertible Preferred Stock Voting Agreement dated as of December 30, 1993. Incorporated by reference to
Exhibit 10.7 to 1993 10-K.

10.8 Investment Banking Agreement dated December 30, 1993 between
Bariston Associates, Inc. and Page America Group, Inc.
Incorporated by reference to Exhibit 10.8 to 1993 10-K.

10.9 Purchase and Sale Agreement dated August 10, 1993 between
Page America Group, Inc. and Forsyth Company. Incorporated by reference to Exhibit 10.9 to 1994 10-K.

10.10 Asset Purchase Agreement dated as of February 24, 1995 by and among Paging Network of Florida, Inc., Page America Group,
Inc. and various subsidiaries of Page America Group, Inc.
Incorporated by reference to Exhibit 10.10 to 1994 10-K.

12   Statement Re:  Computation of Ratio of Earnings/(Loss) to
Combined Fixed Charges and Preferred Stock Dividends.

23.1 Consent of Ernst & Young LLP.

23.2 Consent of Stroock & Stroock & Lavan (included in Exhibit
5)

24. Power of Attorney (included on signature page of this Registration Statement).


Item 17.  Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

              (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement ( or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

              Provided, however, that paragraphs (a)(1)(i) and
(a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange
Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                          SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on April 28, 1995.

                                       PAGE AMERICA GROUP, INC.


                                       By:/s/ Kathleen Parramore
                                   Kathleen Parramore, President

                        POWER OF ATTORNEY

Each person whose signature appears below on this Registration Statement hereby constitutes and appoints
Steven L. Sinn, Kathleen Parramore and Martin H. Neidell and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                Title             Date

/s/ Steven L. Sinn   Principal Executive   April 28, 1995
Steven L. Sinn       Officer and Director


/s/ David A. Barry     Director            April 28, 1995
David A. Barry


/s/ Michael J. Marocco Director            April 28, 1995
Michael J. Marocco